Mail Stop 4561

      January 4, 2007

Evan F. Denner
Quadra Realty Trust, Inc.
c/o Hypo Real Estate Capital Corporation
622 Third Avenue
New York, New York  10017

	Re:	Quadra Realty Trust, Inc.
		Amendment No. 1 to Registration Statement on Form S-11
      Filed December 15, 2006
		Registration No. 333-138591

Dear Mr. Denner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have referred your response to prior comment 3 to the Division of Investment Management. We may have further comments.

Initial Asset Contribution, page 8

2. Please revise the ninth column of the table to read "Estimated
Fair Market Value."

3. Please revise footnote 3 to disclose why you believe 9% is an appropriate discount rate.

4. Please revise footnote 5 to disclose the applicable interest rate or range of rates that will apply once the conditions are satisfied.

5. We have read and reviewed your response to comment 9. Please tell us your basis in GAAP for recording a portion of the assets received at cost and a portion at fair value. It appears that you are relying upon SAB 48. If so, tell us the percentage of stock that the manager will own subsequent to the transfer of the assets. In addition, in your example you pay $280 million in cash and stock and your record the assets at $276 million. Please tell us how you are going to record the difference of $4 million.

6. Please tell us whether you expect the book value of the transferred assets to approximate the fair value. If not, please explain.

Operating and Regulatory Structure, page 11

7. We reissue comment 15. Please disclose that counsel will issue an opinion regarding your status as a REIT, consistent with your disclosure on page 106.

Interest Rate Risk, page 49

8. We note your response to comment 25. Please revise to clarify the meaning of the term "advance rate."

Part II.  Information Not Required in Prospectus

Tax Opinion

9. The limitation on reliance in the last paragraph of the tax opinion is not appropriate because investors in the offering must be able to rely on the opinion. Please provide a revised tax opinion that removes this limitation on reliance.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest, Staff Accountant at 202-
551-
3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

      Sincerely,



Karen J. Garnett
Assistant Director

cc:	David Goldschmidt, Esq. (via facsimile)



Evan F. Denner
Quadra Realty Trust, Inc.
January 4, 2007
Page 1